                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                                  DANSKIN, INC.

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended       December 31, 2000
                          ------------------------------------------------------

OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file number   000-20382
                       ----------------

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

      DANSKIN, INC. SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  Danskin, Inc.
                               530 Seventh Avenue
                            New York, New York 10018

                                 C O N T E N T S

                                                                           Page
                                                                           ----
Report of Independent Certified Public Accountants                         F-3

Financial Statements

     Statements of Net Assets Available for Plan
         Benefits as of December 31, 2000 and 1999                         F-4

     Statements of Changes in Net Assets Available
         for Plan Benefits for the Years ended
         December 31, 2000 and 1999                                        F-5

     Notes to Financial Statements                                      F-6 - F-12


Supplemental Schedules

     Report of Independent Certified Public Accountants on
         Supplemental Schedules                                           F-14

     Schedule H, Item 4a - Schedule of Nonexempt Transactions             F-15

     Schedule H, Item 4i - Schedule of Assets Held for Investment
         Purposes as of December 31, 2000                                 F-16

Exhibit

      23.1  Consent of Independent Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Trustees
    DANSKIN, INC. SAVINGS PLAN


We have audited the accompanying statements of net assets available for plan benefits of Danskin, Inc. Savings Plan (the "Plan") as of December 31, 2000 and December 31, 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Danskin, Inc. Savings Plan as of December 31, 2000 and December 31, 1999 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


GRANT THORNTON LLP

New York, New York
June 22, 2001

                           Danskin, Inc. Savings Plan

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                                  December 31,





                                    ASSETS               2000            1999
                                                      ----------      ----------
Cash and cash equivalents                             $  113,910      $  129,406
Investments                                            5,168,817       6,865,178
Participant Loans                                        118,494         101,758
                                                      ----------      ----------

                                                       5,401,221       7,096,342


                                  LIABILITIES

Accrued expenses                                                          13,645
                                                      ----------      ----------
Net assets available for benefits                     $5,401,221      $7,082,697
                                                      ==========      ==========





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           Danskin, Inc. Savings Plan

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                             Year ended December 31,

                                                             2000               1999
                                                          -----------       -----------
Additions to net assets attributed to
    Investment income
       Net appreciation in fair value of investments                        $   811,212
       Interest and dividends                             $   131,393           216,365
                                                          -----------       -----------

                                                              131,393         1,027,577

    Contributions
       Participants                                           438,904           532,885
       Employer                                                84,292           109,808
       Rollover                                                27,213            13,751
                                                          -----------       -----------

                                                              550,409           656,444

              Total additions                                 681,802         1,684,021

Deductions from net assets attributed to
    Net depreciation in fair value of investments           1,171,317
    Withdrawals and distributions                           1,163,480         1,932,235
    Deemed distributions of participant loans                  12,728
    Forfeitures                                                                   8,386
    Administrative expenses                                    15,753            24,296
                                                          -----------       -----------

              Total deductions                              2,363,278         1,964,917
                                                          -----------       -----------

              NET DECREASE                                 (1,681,476)         (280,896)

Net assets available for benefits at
    Beginning of year                                       7,082,697         7,363,593
                                                          -----------       -----------

    End of year                                           $ 5,401,221       $ 7,082,697
                                                          ===========       ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           Danskin, Inc. Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999



NOTE A - DESCRIPTION OF PLAN

     The following description of the Danskin, Inc. (the "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all nonunion, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service," as defined in the Plan document.

     CONTRIBUTIONS

     Each participant may elect to contribute to the Plan by any whole percentage between 1% and 15%. Employee contributions up to 6% of the employee's salary are matched by the Company at a rate of 25%. The Company may, at its discretion, make an additional annual contribution to the Plan which is allocated to employees based upon their compensation. Effective January 1, 1994, the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc., Company Stock Fund. Such election by the participant may be revised on a monthly basis. Effective January 1, 2001, the Plan was amended to close the Danskin, Inc. Company Stock Fund to future investments. Participants may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

     Due to administrative oversight during the year ended December 31, 2000, certain employee salary deferrals were not remitted on a timely basis to California Bank and Trust. Failure to remit such withholdings on a timely basis constitutes a party-in-interest transaction. The Company will restore lost earnings, if any, to plan participants, file Form 5330 and pay the excise tax.

     Any amounts forfeited by terminated participants are used to reduce Company matching contributions. For the years ended December 31, 2000 and 1999, respectively, approximately $0 and $8,386 were forfeited and applied to reduce the Company match. Forfeitures which have not been applied for the years ended December 31, 2000 and 1999 total $20,075 and $13,565, respectively.

                           Danskin, Inc. Savings Plan

                           December 31, 2000 and 1999


NOTE A (CONTINUED)

     ALLOCATIONS AND VESTING

     Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the fund which earned the income.

     Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:

                Years of Company Service           Percentage Vested
                ------------------------           -----------------

                    Less than 3                            0%
                    3                                     33%
                    4                                     66%
                    5                                    100%

     Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

     Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

     BENEFIT DISTRIBUTIONS

     Upon termination for any reason, participants are entitled to all of their vested balances in a lump-sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution in shares of Company stock.

     The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1,000, maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

                           Danskin, Inc. Savings Plan

                           December 31, 2000 and 1999


NOTE A (CONTINUED)

     The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.  BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting; however, obligations for withdrawals and distributions are recorded when paid.

     2.  VALUATION OF INVESTMENTS

         Investments included in the statements of net assets available for plan benefits are recorded in the following manner:

         Travelers Insurance Capital Preservation Fund - Twelve-month instruments bearing interest at market rates which are valued at cost, which approximates market value.

         Fidelity Advisor Growth Opportunities Portfolio - at fair value based on quotation from NASDAQ.

         Fidelity Advisor High Yield Fund - at fair value based on quotation from NASDAQ.

         MSF Emerging Growth Fund - at fair value based on quotation from NASDAQ.

         Vanguard Index Fund - at fair value based on quotation from NASDAQ.

         Danskin, Inc. Company Stock Fund - at fair value based on bid quotations from the "pink slips" published by the National Quotation Bureau.

     3.  ADMINISTRATIVE EXPENSES

         Certain administrative expenses incurred by the Plan have been absorbed by the Plan.

                           Danskin, Inc. Savings Plan

                           December 31, 2000 and 1999


NOTE B (CONTINUED)

     4.  USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     5.  RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.


NOTE C - MONEY MARKET OBLIGATIONS TRUST

     All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant-directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

                           Danskin, Inc. Savings Plan

                           December 31, 2000 and 1999



NOTE D - INVESTMENT FUNDS

     The following presents investments that represent five percent or more of the Plan's assets:

                                                                  2000            1999
                                                               ----------      ----------
      Travelers Insurance Capital Preservation Fund
          1,594,213 and 1,793,749 shares, respectively         $1,594,213      $1,793,749
      Fidelity Advisory Growth Opportunity Fund
          35,453 and 48,454 shares, respectively                1,210,719       2,260,864
      Fidelity Advisor High Yield Fund
          42,215 and 50,184 shares, respectively                  391,334         570,591
      MFS Service Trust II - Emerging Growth Fund Class A
          19,131 and 18,346 shares, respectively                  856,675       1,221,642
      Vanguard Index Trust 500 Portfolio
          9,052 and 6,871 shares, respectively                  1,103,054         929,830

     During 2000, the Plan's investments (including realized and unrealized gains and losses) depreciated in value by $1,171,317 as follows:

      Mutual funds                                                            $(1,116,488)
      Common stock                                                                (54,829)
                                                                              -----------

                                                                              $(1,171,317)
                                                                              ===========

NOTE E - TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

     On December 22, 2000, the Employee Benefits Committee of Danskin, Inc. resolved to merge the Danskin, Inc. Savings Plan ("Savings Plan") and the Danskin, Inc. Hourly Employees' Savings Plan ("Hourly Savings Plan"), collectively the "Plans," for the benefit of its eligible employees effective for the plan year beginning January 1, 2001.

                           Danskin, Inc. Savings Plan

                           December 31, 2000 and 1999

NOTE F - TAX STATUS

     The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                           Danskin, Inc. Savings Plan

                           December 31, 2000 and 1999

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULES


DANSKIN, INC. SAVINGS PLAN


Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole, of the Danskin, Inc. Savings Plan, as of, and for the years ended December 31, 2000 and 1999. The supplemental schedules, shown on pages F15-F16, are presented for the purpose of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Rules and Regulations of the Department of Labor for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the management of the Plan. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP

New York, New York
June 22, 2001

                           Danskin, Inc. Savings Plan

            SCHEDULE H, ITEM 4a - SCHEDULE OF NONEXEMPT TRANSACTIONS

                                December 31, 2000


Employer Identification Number: 62-1284179

                               Relationship                         Description                     Purchase       Cost
Party Involved                  to the Plan                       of Transaction*                    Price       of Asset
--------------              -------------------          ------------------------------           -----------    ---------
Danskin, Inc.               Plan sponsor                 Late remittance of employee                $44,359       $44,359
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    49,099       49,099
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    57,630       57,630
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    34,860       34,860
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    37,096       37,096
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    41,076       41,076
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    57,074       57,074
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    40,167       40,167
                                                         salary deferrals.

Danskin, Inc.               Plan sponsor                 Late remittance of employee                    41,865       41,865
                                                         salary deferrals.

----------
* The Company will restore lost earnings, if any, to plan participants, file Form 5330 and pay the excise tax.

                           Danskin, Inc. Savings Plan

                SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES

                                December 31, 2000


Employer Identification Number: 62-1284179

                                                                    Number of
                                                                      shares/                  Market
                                                                     Par Value                 Value
                                                                    -----------             -----------
Pooled Funds
    Travelers Insurance
      Capital Preservation Fund                                       1,594,213             $1,594,213*

Mutual Funds
    Fidelity Advisory Growth Opportunity                                 35,453              1,210,719*
    Fidelity Advisor High Yield Fund                                     42,215                391,334*
    MFS Service Trust II - Emerging Growth
       Fund Class A                                                      19,131                856,675*
    Vanguard Index Trust 500 Portfolio                                    9,052              1,103,054*

Common Stock
    Danskin, Inc.                                                        80,138                 12,822
                                                                                            ----------

         Total investments                                                                   5,168,817

Loan (8.5% interest rate)                                                                      118,494
Cash and cash equivalents                                                                      113,910
                                                                                            ----------

         Total assets held for investments
             Purposes                                                                       $5,401,221
                                                                                            ==========


*Type of investment exceeds 5% of the Plan's net assets at the beginning of the Plan year.